SEC FILE NUMBER 000-28536
CUSIP NUMBER 968235101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
WHX Corporation
Full Name of Registrant
Former Name if Applicable 1133 Westchester Avenue
Address of Principal Executive Office (Street and Number) White Plains, New York 10604
City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
 (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s report on Form 10-Q for the fiscal quarter ended June 30, 2009 could not be timely filed without unreasonable effort or expense because the Registrant was unable to obtain all needed information by the filing due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James F. McCabe, Jr.	914	461-1300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The current global economic and financial crisis has had a material adverse impact on the Registrant’s results of operations for the period ended June 30, 2009 compared to the same period in 2008.  Significant end market declines were experienced by many of the Company’s served markets, especially general industrial, residential and industrial construction, transportation, and appliance markets.  Most of the Company’s reporting segments experienced declines in operating income for both the quarter and six months ended June 30, 2009 compared to the same periods in 2008.

WHX Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2009	By	/s/ James F. McCabe, Jr.
		Name:	James F. McCabe, Jr.
		Title:	Chief Financial Officer and Senior Vice President